COHEN & CZARNIK LLP

140 Broadway

36th Floor

New York, New York 10005

Stephen J. Czarnik, Esq.

Direct Dial:	(212) 232-8323
Fax:	(212) 937-3870

March 20, 2007

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	April Sifford Branch Chief

RE:

United Energy Corporation
Form 10-KSB for the Year Ended March 31, 2006; filed June 29, 2006
Form 10-QSB for the Quarter Ended June 30, 2006; filed August 14, 2006

Form 10-QSB for the Quarter Ended September 30, 2006; filed

           November 13, 2006
File No. 0-30841

Ladies and Gentlemen:

On behalf of United Energy Corporation (the "Company"), please accept this letter as the Company's request for an additional ten (10) days to file our responses in connection with the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated March 8, 2007, regarding the Company's Form 10-KSB for the year ended March 31, 2006; the Company's Form 10-QSB for the fiscal quarter ended June 30, 2006; and the Company's Form 10-QSB for the fiscal quarter ended September 30, 2006.

If you have any questions or comments, please contact me at (212) 232-8323. I thank you for your anticipated grant of extension.

With kind regards,
/s/ Stephen J. Czarnik

cc:	Mr. Brian King Chief Executive Officer United Energy Corporation